

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 29, 2016

Mr. Tarek A. Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

> **Re:** **Sprint Corporation**
> **Form 10-K for the Year Ended March 31, 2016**
> **Filed May 17, 2016**
> **File No. 001-04721**

Dear Mr. Robbiati:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director